

Mail Stop 3561   February 28, 2017

Ronal Maxwell
Chief Executive Officer
Ronn Motor Group, Inc.
ASU SkySong Research Building, #200
1475 N. Scottsdale Road
Scottsdale, AZ 85257

> **Re: Ronn Motor Group, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 14, 2017**
> **File No. 024-10665**

Dear Mr. Maxwell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2017 letter.

Description of the Business, page 20

1. Please revise your disclosure concerning the additional funds you will require to carry out your business plan to include greater detail regarding how you will raise an additional $12 million in the event you do not raise sufficient funds through this offering.

2. Please revise the disclosure in this section to clearly state that there are no patents, trademarks, licenses or other intellectual property that you believe are material to your company's future financial performance except for engineering data, layout and design information related to the Scorpion vehicle. Explain what that data, layout and design information consists of and where it is presently held.

3. You state in your response to comment 9 that "There is no relationship between Ronn Motor Group, Inc. and VydroTech, Inc." Please clarify whether the Scorpion was developed by Ronn Motor Group or by Ronn Motor Co., the predecessor corporation to VydroTech. If the Scorpion was developed by Ronn Motor Co., please clarify who holds any licenses, patents, or other intellectual property interests in the Scorpion or other hydrogen-based technologies that you intend to use in your business.

Plan of Operation (Phoenix), page 22

4. We note your response to comment 11 and we re-issue the comment in part. Please revise to quantify the costs of carrying out your plan of operations.

5. We note your response to comment 12 and we re-issue the comment. Please quantify the anticipated budgets and disclose the key milestones to complete prototype design and testing, development of your retail sales model, and any other material aspects of your plan of operations. We do not believe the disclosure that you added on page 23 is responsive to our comment.

Ronn Motor Group and Arizona State University Collaboration, page 26

6. We note your response to comment 13. Please quantify the expected costs of a collaboration with Arizona State, and state specifically how such a collaboration would benefit the company.

You may contact Melissa Gilmore at 202-551-3777 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3267 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure